CUSIP No. 00241A205

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AVP, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

 (Title of Class of Securities)

00241A205

 (CUSIP Number)

Jan Loeb
AmTrust Capital Management, Inc.
10451 Mill Run Circle
Owings Mills, MD 21117

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2007

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00241A205

1	NAMES OF REPORTING PERSONS AmTrust Capital Management, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) 20-5769766
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,686,539
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,686,539
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,686,539
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 00241A205

1	NAMES OF REPORTING PERSONS Jan Loeb I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,686,539
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,686,539
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,686,539
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 00241A205

Explanatory Note

This Amendment No. 1 to Schedule 13D is being filed by AmTrust Capital Management, Inc., a Delaware corporation (“AmTrust Capital”), and Jan Loeb the President of AmTrust Capital and a member of its board of directors (together with AmTrust Capital, the “Reporting Persons”). AmTrust Capital and Mr. Loeb exercise the voting and dispositive control over the shares subject to this statement. The initial Schedule 13D was filed on June 29, 2006 by AmTrust International Insurance Ltd. (“AII”), AmTrust Financial Services, Inc. (“AmTrust Financial”), AmTrust Financial Group, Inc. (“AFG,”), G/MK Acquisition Corp. (“G/MK”), Gulf USA Corporation (“Gulf”), New Gulf Holdings, Inc. (“NGH”), Michael Karfunkel 2005 Grantor Retained Annuity Trust, Michael Karfunkel, Leah Karfunkel, George Karfunkel, and Barry Zyskind (together, the “Initial Filers”). The initial Schedule 13D was filed to report the purchase of 3,529,410 shares of common stock of AVP, Inc., a Delaware corporation (the “Company”) and 705,882 warrants exercisable into 705,882 shares of the Company’s common stock.

AmTrust Capital was formed in 2006 as a wholly-owned subsidiary of AmTrust Financial to manage the equity assets of AmTrust Financial and other investment funds. AmTrust Capital currently manages approximately $100 million dollars of AmTrust Financial’s assets, including the shares described in the preceding paragraph.

AmTrust Capital has purchased an additional 451,247 shares of common stock that resulted in the filing of this amendment to Schedule 13D.

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, par value $.001 per share, of the Company. The address of the principal executive offices of the Company is 6100 Center Drive, Suite 900, Los Angeles, CA 90045.

Item 2. Identity and Background.

AmTrust Capital is a Delaware corporation that was established to manage the equity assets of AmTrust Financial and other investment funds. The address of AmTrust Capital is 10451 Mill Run Circle, Owings Mills, MD 21117. The officers and directors of AmTrust Capital are set forth on Schedule B and incorporated by reference into this Item 2. During the last five years, neither AmTrust Capital nor any of the specifically named persons listed on Schedule B hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Jan Loeb is the President of AmTrust Capital and a member of AmTrust Capital’s board of directors. Mr. Loeb’s business address is 10451 Mill Run Circle, Owings Mills, MD 21117. During the last five years, Mr. Loeb has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Loeb is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

AmTrust Capital used its available funds to purchase the shares of common stock reported in this amendment.

CUSIP No. 00241A205

Item 4. Purpose of Transaction.

We acquired and continue to hold the shares of the Company’s common stock for investment purposes. However, in order to protect our best interests, we may consider alternative courses of action which may be available in light of the Company’s recent announcement to accept a buyout proposal of $1.23 per share from a group of investors, led by the Company’s Chairman and Chief Executive Officer, Leonard Armato (the “Proposed Transaction”).

Accordingly, we may communicate with the Company’s Board of Directors, management, other shareholders, or any other interested persons to oppose the Proposed Transaction and determine what alternative courses of action may better serve our interests. To that end, on July 18, 2007, we sent a letter (attached as Exhibit 99.2) to the Board of Directors of the Company expressing our dissatisfaction with the consideration being offered to public shareholders in the Proposed Transaction and outlining a number of factors which the Board should consider in re-evaluating the buyout consideration. The letter urges the Board to reconsider its approval of the Proposed Transaction and states that we will not support the Proposed Transaction as, in our view, the buyout consideration does not adequately reflect the value of the Company’s current franchise and growth prospects.

Except as specifically set forth herein, we do not have any present plans or proposals which relate or would result in any of the events listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. We intend to review our investment in the Company on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the Company, the press and other relevant parties concerning the Proposed Transaction and potentially concerning other matters with respect to our investment in the Company’s common stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Company. Depending on various factors, including, without limitation, the status of the Proposed Transaction and the apparent level of shareholder support therefor, the terms of any alternative transactions that may be proposed, the Company’s financial position and strategic direction, the outcome of any discussions referenced above, actions taken by the Board of Directors, the market price of the Company’s common stock, the availability of other investment opportunities, conditions in the securities market and general economic and industry conditions, we may in the future take such actions with respect to our investment in the Company as we deem appropriate including, without limitation, purchasing additional shares of the Company’s common stock, selling some or all of our shares of the Company’s common stock, or changing our intentions with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

For purposes of Rule 13d-3, AmTrust Capital and Mr. Loeb are the beneficial owners of 4,686,539 shares of the Company’s common stock. Such shares represent approximately 22.8% of the Company’s common stock based upon approximately 20,530,821 shares of the Company’s common stock which includes the amount outstanding as of April 24, 2007 plus the number of shares issuable upon the exercise of the warrants.

Except as described on Schedule A attached hereto, the filers have not engaged in any other transactions with respect to these shares in the past sixty days. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

99.1	Joint Filing Agreement by and among the Reporting Persons.
99.2	Letter from AmTrust Capital Management, Inc., to the Board of Directors of the Company, dated July 18, 2007.

CUSIP No. 00241A205

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2007	AmTrust Capital Management, Inc.
By: /s/ Jan Loeb Name: Jan Loeb Title: President

Date: July 18, 2007	Jan Loeb
By: /s/ Jan Loeb Jan Loeb

CUSIP No. 00241A205

SCHEDULE A

Transactions in shares of the Company’s common stock during the past sixty days:

Date of Purchase/Sale	Shares of Common Stock Purchased/(Sold)	Price Per Share ($)
5/11/07	3,500	1.2500
5/11/07	3,500	1.2500
5/22/07	1,430	1.2500
5/22/07	570	1.2500
5/23/07	71,500	1.2475
5/23/07	28,500	1.2475
6/5/07	35,700	1.2300
6/5/07	14,300	1.2300
6/7/07	35,800	1.2200
6/7/07	14,200	1.2200
6/8/07	49,600	1.2072
6/8/07	19,800	1.2072
6/15/07	17,900	1.1900
6/15/07	7,100	1.1900
6/20/07	3,570	1.1900
6/20/07	1,430	1.1900
7/10/07	2,500	1.1900
7/10/07	1,500	1.1900

All of the above transactions were effected in the secondary market through broker-dealers or an electronic trading network.

CUSIP No. 00241A205

SCHEDULE B

DIRECTORS AND OFFICERS - AmTrust Capital Management, Inc.

Listed below are the directors of AmTrust Capital Management, Inc. (with their respective officerships noted), all of whom are citizens of the United States. The principal occupation of each of the directors is as an employee of AmTrust Capital Management, Inc., and the business address of each is 10451 Mill Run Circle, Owings Mills, MD 21117.

Name and position	Title
Jan Loeb	Director
Michael Karfunkel	Director
Barry Zyskind	Director

Listed below are certain other officers of AmTrust Capital Management, Inc., all of whom are citizens of the United States. The principal occupation of each of the officers is as an employee of AmTrust Capital Management, Inc., and the business address of each is 10451 Mill Run Circle, Owings Mills, MD 21117.

Name and position	Title
Jan Loeb	President

CUSIP No. 00241A205

EXHIBIT INDEX

Exhibit
99.1	Joint Filing Agreement by and among the Reporting Persons.
99.2	Letter from AmTrust Capital Management, Inc., to the Board of Directors of the Company, dated July 18, 2007.